Exhibit 99.1

News release

Cenovus announces 2023 second-quarter results and organizational update

Calgary, Alberta (July 27, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) generated nearly $2.0 billion in cash from operating activities, approximately $1.9 billion in adjusted funds flow and $897 million in free funds flow in the second quarter of 2023. Total upstream production was approximately 730,000 barrels of oil equivalent per day (BOE/d)1, reflecting a planned turnaround at Foster Creek and production impacts in the Conventional segment in May and June due to Alberta wildfire activity. Downstream throughput averaged almost 538,000 barrels per day (bbls/d), increasing in the quarter as volumes ramped up following restart work at the Superior and Toledo refineries.

“We achieved significant operational milestones across the company over the quarter,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “With all that we have accomplished during the quarter, we’re well positioned for the back half of 2023 and beyond.”

Highlights

•Ramped up throughput at the Toledo Refinery, which is now fully operational. The Superior Refinery is processing crude oil and continues to progress the start-up of its fluid catalytic cracking unit.
•Delivered $575 million to shareholders in the second quarter through buybacks and common share dividends; in addition to the purchase and cancellation of 45.5 million outstanding warrants for $711 million.
•Achieved a major milestone on the West White Rose project as the company completed the concrete pour on the offshore platform’s conical slip.
•Successfully completed a three-week turnaround at the company’s Foster Creek oil sands project.
•Released Cenovus’s 2022 environmental, social and governance (ESG) report, detailing overall sustainability performance and progress on the company’s ESG targets, as well as a new milestone to reduce absolute methane emissions in upstream operations by 80% by year-end 2028, from a 2019 baseline.

Financial, production & throughput summary
(For the period ended June 30)	2023 Q2	2023 Q1	% change	2022 Q2	% change
Financial ($ millions, except per share amounts)
Cash from (used in) operating activities	1,990	(286)		2,979	(33)
Adjusted funds flow[2]	1,899	1,395	36	3,098	(39)
Per share (basic)[2]	1.00	0.73		1.57
Per share (diluted)[2]	0.98	0.71		1.53
Capital investment	1,002	1,101	(9)	822	22
Free funds flow[2]	897	294	205	2,276	(61)
Excess free funds flow[2]	505	(499)		2,020	(75)
Net earnings (loss)	866	636	36	2,432	(64)
Per share (basic)	0.45	0.33		1.23
Per share (diluted)	0.44	0.32		1.19
Long-term debt, including current portion	8,534	8,681	(2)	11,228	(24)
Net debt	6,367	6,632	(4)	7,535	(16)
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	608,400	636,200	(4)	614,200	(1)
Conventional natural gas (MMcf/d)	729.4	857.0	(15)	882.2	(17)
Total upstream production (BOE/d)[1]	729,900	779,000	(6)	761,500	(4)
Total downstream throughput (bbls/d)	537,800	457,900	17	457,300	18
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

Organizational changes

To reflect the further evolution of Cenovus as a company over the past two years, the Board of Directors has approved some role changes on Cenovus’s executive team. Effective September 1, 2023:

•Keith Chiasson (Executive Vice-President, Downstream) will become Cenovus’s Executive Vice-President & Chief Operating Officer, responsible for all aspects of the company’s operations.
•Doreen Cole (Senior Vice-President, Downstream Manufacturing) will join Cenovus’s executive team as Executive Vice-President, Downstream.
•Drew Zieglgansberger (Executive Vice-President, Natural Gas & Technical Services) will become Cenovus’s Executive Vice-President & Chief Commercial Officer, a new role responsible for all commercial arrangements across the company, including strategy, business development, planning and marketing.
•Andrew Dahlin (Executive Vice-President, Corporate & Operations Services) will take on the role of Executive Vice-President, Natural Gas & Technical Services.
•Jeff Hart (Executive Vice-President & Chief Financial Officer) will become Executive Vice-President, Corporate & Operations Services.
•Kam Sandhar (Executive Vice-President, Strategy & Corporate Development) will become Executive Vice-President & Chief Financial Officer and continue to be responsible for Investor Relations.

There are no planned changes to the roles of Susan Anderson, Senior Vice-President, People Services, Rhona DelFrari, Chief Sustainability Officer & Executive Vice-President, Stakeholder Engagement, Gary Molnar, Senior Vice-President, Legal, General Counsel & Corporate Secretary, and Norrie Ramsay, Executive Vice-President, Upstream – Thermal, Major Projects & Offshore.

“These changes reflect the capability and versatility of Cenovus’s exceptional executive team. I have absolute confidence they will continue to generate value for our shareholders,” said McKenzie. “Our executive team structure will now better reflect the size and complexity of the company we are today.”

Board update

The company also announced today that, due to the demands of other commitments, Canning K.N. Fok retired from the Cenovus Board of Directors effective July 26, 2023, and confirms that Mr. Fok will continue to support and assist the company as the CEO of one of its major shareholders. It is expected that, in accordance with the standstill agreements entered into at the time of the Husky Energy transaction, a new director to replace Mr. Fok will be nominated before the end of the year.

“On behalf of the entire Board, I would like to thank Canning for his valuable insights, experience and commitment during his service as a member of the Board,” said Alex Pourbaix, Executive Chair of the Board. “As a director of Cenovus since the Husky Energy transaction, Canning has been a thoughtful and effective contributor to the integration and success of the combined organization."

Second-quarter results

Operating results1

Cenovus’s total revenues were approximately $12.2 billion in the second quarter, in line with $12.3 billion in the first quarter of 2023. Upstream revenues were about $6.8 billion, similar to the previous quarter, and downstream revenues were $7.6 billion, compared with nearly $7.4 billion in the first quarter. Total operating margin3 was $2.4 billion, compared with about $2.1 billion in the first quarter. Upstream operating margin4 was approximately $2.3 billion, an increase from $1.7 billion in the prior
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quarter, primarily driven by a tighter light-heavy differential and lower condensate blending costs, partially offset by lower Brent and West Texas Intermediate (WTI) crude oil prices and decreased production volumes. Downstream operating margin4 was $143 million, compared with $391 million in the first quarter. U.S. Manufacturing operating margin was negatively impacted by approximately $170 million due to the cost of processing crude oil purchased in prior periods at higher prices as well as the narrowing of heavy oil differentials.

Total upstream production was 729,900 BOE/d in the second quarter, a decrease from the first quarter as the company experienced production impacts due to Alberta wildfire activity and planned maintenance. Foster Creek production of 167,000 bbls/d, compared with 190,000 bbls/d in the first quarter, reflects a planned three-week turnaround that was completed in the second quarter. Christina Lake production was 234,900 bbls/d, in line with the prior quarter as the company continued to progress its redevelopment and redrill program, including new well pads at both Foster Creek and Christina Lake. Sunrise production was 46,500 bbls/d, in line with first-quarter production of 44,500 bbls/d. At the Lloydminster thermal projects, production increased to 106,200 bbls/d from 99,000 bbls/d in the prior quarter, as the company continued to focus on optimization of the asset.

In response to the Alberta wildfires that began in May and continued into early June, Cenovus shut in several producing conventional fields and processing plants as a precaution. Production in the Conventional segment was 104,600 BOE/d in the second quarter compared with 123,900 BOE/d in the first quarter. No significant damage was identified at any Cenovus assets, and production at all facilities returned to normal rates in late June, with the exception of approximately 5,000 BOE/d to 7,000 BOE/d currently offline at the Rainbow Lake facility due to electric power constraints from a third-party provider. Cenovus estimates the annualized impact to production in the Conventional segment to be approximately 8,000 BOE/d to 10,000 BOE/d, and as a result has revised Conventional production guidance to between 115,000 BOE/d and 130,000 BOE/d.

In the Offshore segment, production was 51,500 BOE/d compared with 65,600 BOE/d in the previous quarter. In Asia Pacific, sales volumes decreased compared with the first quarter as a result of a temporary unplanned outage in China, when an unauthorized vessel travelled into a dedicated pipeline corridor and struck an umbilical line. In Indonesia, sales volumes were higher than the first quarter of 2023, with the MBH and MDA fields continuing to ramp up. In the Atlantic region, production was 5,300 bbls/d compared with 8,900 bbls/d in the first quarter as the company advanced a planned turnaround at the SeaRose floating production, storage and offloading (FPSO) vessel, originally scheduled for the fall, into the first and second quarters. Light crude oil from production at the White Rose field is offloaded from the SeaRose FPSO to tankers and stored at an onshore terminal before shipment to buyers, which results in a timing difference between production and sales. There were no sales volumes in the second quarter due to this timing. The non-operated Terra Nova FPSO remains dockside in Newfoundland and Labrador, as it continues to undergo maintenance as part of its asset life extension program.

In U.S. Manufacturing, crude throughput was 442,500 bbls/d, an increase of 23%, compared with 359,200 bbls/d in the first quarter. The Superior Refinery introduced crude oil in mid-March and increased throughput throughout the second quarter. Cenovus began restarting the Toledo Refinery in April, ramping up volumes through the second quarter, and the facility is now fully operational. The Toledo and Superior refineries are both producing saleable products. The company’s Lima Refinery continues to deliver strong performance, with 93% utilization achieved in the quarter. At the non-operated Borger Refinery, utilization was impacted by a planned turnaround and temporary unplanned outages. The refinery is now fully operational. The non-operated Wood River Refinery completed a planned turnaround in May and is now fully operational.

3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
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Crude utilization in the Canadian Manufacturing segment was 86% with throughput of 95,300 bbls/d, compared with crude utilization and throughput of 89% and 98,700 bbls/d in the first quarter.

Financial results

Second-quarter cash from operating activities, which includes changes in non-cash working capital, was nearly $2.0 billion, compared with cash used in operating activities of $286 million in the first quarter of 2023. Adjusted funds flow was $1.9 billion, compared with $1.4 billion in the prior period, and free funds flow increased to $897 million from $294 million in the first quarter. Second-quarter financial results improved compared with the first quarter, primarily due to higher price realizations in the Oil Sands segment, driven by narrower light-heavy crude oil differentials and lower condensate prices. In addition, Oil Sands segment sales volumes outpaced production by approximately 4,000 BOE/d as the company drew down product inventory built through the first quarter of 2023 and fourth quarter of 2022. These factors were partially offset by higher operating costs in the U.S. Manufacturing segment related to the commissioning and start-up of the Superior and Toledo refineries, as well as planned and unplanned maintenance at Borger. Results in the U.S. Manufacturing segment were lower by approximately $170 million due to the cost of processing crude oil purchased in prior periods at higher prices, in addition to lower sales volumes than production volumes due to inventory build-up at the Lima Refinery and a normal time lag expected on sales with the ramp up of the Toledo and Superior refineries.

Capital investment of $1.0 billion in the second quarter was primarily directed towards sustaining production in the Oil Sands segment, the ongoing construction of the West White Rose project and the Terra Nova asset life extension, in addition to refining reliability initiatives in the U.S. Manufacturing segment and completing rebuild activities at the Superior Refinery.

Net earnings in the second quarter were $866 million, compared with $636 million in the previous quarter. The increase in net earnings was primarily due to higher operating margin and a favourable unrealized foreign exchange gain, partially offset by higher income tax.

Long-term debt, including the current portion, was $8.5 billion at June 30, 2023, compared with $8.7 billion as at March 31, 2023. Net debt was approximately $6.4 billion at June 30, 2023, a decrease of $265 million from March 31, 2023, primarily due to an increase in free funds flow generated in the second quarter of 2023 compared with the prior quarter. The company continues to focus on making progress towards its net debt target of $4.0 billion.

2023 guidance updates

Cenovus has revised its 2023 corporate guidance to reflect the company’s updated outlook for commodity prices, production and operating expenses for the remainder of the year. It is available on cenovus.com under Investors.

Changes to the company’s 2023 guidance include:
•Reducing Conventional output by 10,000 BOE/d to a range of 115,000 BOE/d to 130,000 BOE/d as a result of the production impact from wildfires in Alberta.
•Lowering Lloydminster thermal production by 5,000 bbls/d to a range of 100,000 bbls/d to 110,000 bbls/d, reflecting year-to-date operating performance.
•Adjusting the total production range by 15,000 BOE/d to between 775,000 BOE/d and 795,000 BOE/d.
•Expected cash taxes for 2023 have been lowered at the midpoint by $200 million, to a revised range of $1.1 billion to $1.4 billion for 2023.

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In addition, the company has updated Conventional operating expenses and royalties, and revised its commodity price deck and sensitivities. The company continues to execute its capital program and there has been no change to Cenovus’s expected capital investment range of $4.0 billion to $4.5 billion.

Dividend declarations and share purchases

The Board of Directors has declared a quarterly base dividend of $0.14 per common share, payable on September 29, 2023 to shareholders of record as of September 15, 2023. In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on October 3, 2023 to shareholders of record as of September 15, 2023 as follows:

Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	6.293	0.39655
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Cenovus’s shareholder returns framework has a target of returning 50% of excess free funds flow to shareholders for quarters where the ending net debt is between $9.0 billion and $4.0 billion. In the second quarter, the company bought approximately 14 million shares under its normal course issuer bid (NCIB), delivering $310 million in returns to shareholders. In June, Cenovus reached separate agreements with each of Hutchison Whampoa Europe Investments S.à r.l. (HWEI) and L.F. Investments S.à r.l. (LFI) to purchase for cancellation all of the warrants held by HWEI and LFI, respectively, representing an aggregate of 45,484,672 warrants (CVE.WT), for a total of $711 million. The company has negotiated payment terms that provide flexibility to work within its shareholder returns framework, and at its discretion Cenovus has the option to pay the aggregate warrant purchase price of $711 million through the remainder of 2023, within each quarter’s excess free funds flow, with full payment being made no later than January 5, 2024. In the second quarter, the company elected to direct excess free funds flow to its NCIB program, and as a result no payment was made to either HWEI or LFI as part of the warrant purchases.

2023 planned maintenance

The following table provides details on planned maintenance activities at Cenovus assets through the remainder of 2023 and anticipated production or throughput impacts.

2023 planned maintenance
Potential quarterly production/throughput impact (Mbbls/d)
	Q3	Q4
Upstream
Lloydminster Thermals	1 - 2	-
Downstream
U.S. Manufacturing	10 - 12	55 - 65
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Sustainability

During the quarter, Cenovus released its 2022 ESG report, updating progress the company made towards targets in its five ESG focus areas: climate & greenhouse gas (GHG) emissions, water stewardship, biodiversity, Indigenous reconciliation and inclusion & diversity. Cenovus also announced a milestone to reduce absolute methane emissions in its upstream operations by 80% by year-end 2028, from a 2019 baseline. This is a key milestone towards the company’s target to reduce absolute GHG emissions by 35% by year-end 2035 as Cenovus builds toward its long-term ambition of achieving net zero emissions from operations by 2050.

The ESG report shows continued progress in several areas, including reducing absolute methane emissions in upstream operations by 32% from 2021 levels, and 59% between 2019 and 2022. The company also spent $395 million, or the equivalent of more than $1 million each day in 2022, with Indigenous businesses in areas such as engineering and construction services. Building on this work, Cenovus has now achieved its target of spending at least $1.2 billion with Indigenous businesses between 2019 and year-end 2025. The company continues to seek additional opportunities to expand the scope of work it does with Indigenous communities and businesses in the areas that it operates.

In addition, Cenovus has achieved its aspiration to have at least 40% representation from designated groups (defined as women, Indigenous peoples, persons with disabilities and members of visible minorities) among non-management members of the Board of Directors by year-end 2025. Cenovus recognizes and embraces the benefits of having a diverse Board, with a Board Diversity Policy committing it to seeking highly qualified directors and to consider diversity when determining the best composition for the Board.
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Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, July 27, 2023, starting at 9 a.m. MT (11 a.m. ET).
To join the conference call without operator assistance, please register here approximately 5 minutes in advance to receive an automated call-back when the session begins.

Alternatively, you can dial 888-664-6383 (toll-free in North America) or 416-764-8650 to reach a live operator who will join you into the call. A live audio webcast will also be available and will be archived for approximately 90 days.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment
Three months ended June 30, 2023
Oil Sands
Bitumen (Mbbls/d)	554.6
Heavy crude oil (Mbbls/d)	17
Conventional natural gas (MMcf/d)	12.9
Total Oil Sands segment production (MBOE/d)	573.8
Conventional
Light crude oil (Mbbls/d)	4.8
Natural gas liquids (Mbbls/d)	18
Conventional natural gas (MMcf/d)	491.4
Total Conventional segment production (MBOE/d)	104.6
Offshore
Light crude oil (Mbbls/d)	5.3
Natural gas liquids (Mbbls/d)	8.7
Conventional natural gas (MMcf/d)	225.1
Total Offshore segment production (MBOE/d)	51.5
Total upstream production (MBOE/d)	729.9
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Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “estimate”, “focus”, “milestone”, “position”, “progress”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: performance for the rest of 2023 and beyond; Cenovus’s five ESG focus areas, commitments, targets and ambition, including the governance, strategies, plans and milestones for achieving them; reducing absolute net equity-based scope 1 and 2 GHG emissions by 35% by year-end 2035 from 2019 levels including reducing absolute methane emissions in upstream operations by 80% by year-end 2028 and long-term ambition to achieve net zero GHG emissions from operations by 2050; achieving net debt of $4.0 billion; generating value for shareholders; progressing the start-up of the fluid catalytic cracking unit at the Superior Refinery; the redevelopment and redrill program at Christina Lake and Foster Creek; ongoing construction of the West White Rose project and the Terra Nova asset life extension; planned turnaround activities; dividend payments; excess free funds flow under the shareholder returns framework; and revised 2023 corporate guidance.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s revised 2023 Guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2022 and June 30, 2023, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

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Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended June 30, 2023 (available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin
Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin
Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (1)			Downstream (1)			Total
($ millions)	Q2 2023	Q1 2023	Q2 2022	Q2 2023	Q1 2023	Q2 2022	Q2 2023	Q1 2023	Q2 2022
Revenues
Gross Sales	7,399	7,415	11,685	7,561	7,368	10,719	14,960	14,783	22,404
Less: Royalties	637	596	1,582	—	—	—	637	596	1,582
	6,762	6,819	10,103	7,561	7,368	10,719	14,323	14,187	20,822
Expenses
Purchased Product	885	1,069	1,461	6,581	6,222	8,919	7,466	7,291	10,380
Transportation and Blending	2,750	2,994	3,238	—	—	—	2,750	2,994	3,238
Operating	883	1,029	1,010	843	754	866	1,726	1,783	1,876
Realized (Gain) Loss on Risk Management	(13)	16	563	(6)	1	87	(19)	17	650
Operating Margin	2,257	1,711	3,831	143	391	847	2,400	2,102	4,678
(1) Found in Note 1 of the June 30, 2023, or March 31, 2023, interim Consolidated Financial Statements.
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Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended
($ millions)	June 30, 2023	March 31, 2022	June 30, 2022
Cash From (Used in) Operating Activities (1)	1,990	(286)	2,979
(Add) Deduct:
Settlement of Decommissioning Liabilities	(41)	(48)	(27)
Net Change in Non-Cash Working Capital	132	(1,633)	(92)
Adjusted Funds Flow	1,899	1,395	3,098
Capital Investment	1,002	1,101	822
Free Funds Flow	897	294	2,276
Add (Deduct):
Base Dividends Paid on Common Shares	(265)	(200)	(207)
Dividends Paid on Preferred Shares	(9)	(18)	(8)
Settlement of Decommissioning Liabilities	(41)	(48)	(27)
Principal Repayment of Leases	(76)	(70)	(75)
Acquisitions, Net of Cash Acquired	(4)	(465)	(1)
Proceeds From Divestitures	3	8	112
Payment on Divestiture of Assets	—	—	(50)
Excess Free Funds Flow	505	(499)	2,020
(1) Found in the June 30, 2023, or the March 31, 2023, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors	Media
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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